

The Case for Strategic Change at Progress Software

Mismanaged Assets With Transformational Potential

PRÆSIDIUM
INVESTMENT MANAGEMENT

September 2017

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Praesidium Investment Management Company, LLC ("Praesidium") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Praesidium, and are based on publicly available information with respect to Progress Software Corporation ("Progress" or the "Company") and certain other companies referenced herein. Certain financial information and data used herein have been derived or obtained from public filings, including filings made by Progress with the Securities and Exchange Commission ("SEC"), and other sources. Praesidium recognizes that there may be nonpublic or other information in the possession of the companies discussed herein that could lead these companies and others to disagree with Praesidium's conclusions.

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PRÆSIDIUM
INVESTMENT MANAGEMENT

▸ Praesidium is an investment management company and registered investment advisor whose investor base consists primarily of university endowments, foundations and wealthy families

▸ Praesidium has a vast amount of experience and a strong track record investing in the enterprise software sector
  ▸ Software companies typically comprise 30-40% of our portfolio

▸ Praesidium is a *long-term*, *constructive* investor:
  ▸ Concentrate our investments in only 15 companies at a time
  ▸ Average holding period is *close to four years*
  ▸ Strong track record of working with management teams and boards of our holdings to help them unlock value

▸ Praesidium has conducted a tremendous amount of both qualitative and quantitative analysis:
  ▸ Over 100 calls and meetings with Progress's management team
  ▸ Conversations and meetings with over 80 partners, service providers, end customers, competitors, and industry analysts leading to a detailed understanding of competitive landscape, customers' buying decisions, and product differentiation
  ▸ Attended numerous Company events and product workgroups to better understand product functionality and corporate strategy
  ▸ Rigorous product-by-product financial analysis for the past 15 years of Progress's operations

Praesidium's Objectives to Help Drive Shareholder Value at Progress

‣ Praesidium has put forth a plan to Progress's Board that would help transform the business into an efficient software consolidator

Unfortunately, Praesidium's attempts to engage constructively with the Board regarding its ideas for driving shareholder value have proven futile – as such, we are publicly advocating for the following actions:

1) Jack Egan agrees to resign immediately as Chairman of the Board

2) Immediately cease the current acquisition strategy directed by CEO Yogesh Gupta and the Board

3) Add five new Board members: the three we have identified in this presentation, a Praesidium representative, and an additional highly-qualified individual to be identified by Praesidium shortly

4) Immediately engage with Praesidium on ways to initiate a formal process to reset the Company's failed strategy and adopt a low-risk, repeatable, and proven strategy of operating efficiently, maximizing cash flow, and focusing on return on investment

Background on Progress's Business

▸ Progress is organized into three different business segments, with OpenEdge and DCI defined as the Core business

OpenEdge	Data Connectivity and Integration (DCI)	Application Development and Deployment
FY16 revenue: $272.3 million	FY16 revenue: $48.0 million	FY16 revenue: $81.1 million
Business: OpenEdge is a set of development tools sold to Application Partners and direct end users who use the tools to build their own software applications	**Business:** DCI sells tools that allow developers to connect applications to different data sources. Products are primarily embedded by customers into their own software applications	**Business:** Focused on new customer acquisition, this business sells lightweight, modern tools to developers that allow them to quickly build applications

Typical Enterprise License/Maintenance Model Requires Expensive Direct Salesforce

▸ Under a typical on-premise enterprise software model, an end customer pays a one-time license fee to use a software product, and then an annual maintenance fee for product updates and support



▸ A significant portion of the initial license fee is then paid to the salesperson as compensation – thus selling additional licenses is the most expensive part of the business

The vast majority of the cash flow and profits for an enterprise software company comes from the recurring maintenance fees, which carry very little associated selling costs

OpenEdge Operates a Unique Royalty Model With Largely Recurring Revenue

- Unlike traditional enterprise software companies, OpenEdge is designed into its Application Partners' software, who build products on top of it and pay a royalty to Progress



Progress Software
OpenEdge development tools
1,400 Application Partners
Software applications
55,000 end customers
AP pays Progress percentage of both license and maintenance fee
Customer pays AP upfront license fee and annual maintenance fee

- Progress collects additional royalties each year as a percentage of the maintenance fees that the end customer pays the Application Partner

The uniqueness of the model comes from the Application Partners bearing almost all the direct costs of selling to the end customer – in turn, Progress simply collects a percentage of the Application Partners' revenue

Royalty Nature of OpenEdge Creates Large Recurring Revenue Stream

▸ Almost 70% of OpenEdge's license revenue is a royalty from Application Partners where OpenEdge is designed into the end product

Taking into account the Application Partner royalty stream, ~85% of OpenEdge's total revenue is largely recurring with very low costs



FY16 Revenue % by Type

Source: Progress Software Investor Overview, July 2017

▸ The OpenEdge business is extremely sticky: quoted renewal rates are over 90%, and it would take an Application Partner years to design an existing product off of OpenEdge

Core OpenEdge Business is Highly-Cash Generative but Offers Little Growth

▸ Progress's prior management team recognized OpenEdge was a mature product

"OpenEdge, as I call it, GNP'er, sort of goes along with the economy and does about what that does." – *CFO Bud Robertson, Q4 FY06 earnings call*

▸ Because Application Partners bear the expensive selling costs and pay Progress a percentage of their revenue, OpenEdge is extremely profitable

OpenEdge Segment Profitability – From 10-K			
($ millions)	**2014**	**2015**	**2016**
OpenEdge Revenue	296.7	295.9	276.3
OpenEdge Operating Income	225.9	218.8	203.3
% margin	**76.1%**	**74.0%**	**73.6%**
OpenEdge Direct Operating Expenses	70.8	77.1	72.9

Direct Operating Expenses exclude R&D and corporate overhead, of which very little is needed, but include all selling costs, which we actually believe are currently inflated

Core DCI Business also Generates Extremely High Levels of Profitability

▸ DCI, through its DataDirect Connect product, is embedded into the products of over 350 software vendors, who in turn renew their contracts every few years on term licenses

▸ Like OpenEdge, because DataDirect Connect is embedded by software vendors who in turn have their own direct salesforces, DCI does not have to bear the primary selling expenses

DCI Segment Profitability – From 10-K			
($ millions)	2014	2015	2016
DCI Revenue	34.8	37.9	48.0
DCI Operating Income	22.5	24.1	35.2
% margin	**64.6%**	**63.6%**	**73.4%**
DCI Direct Operating Expenses	12.3	13.8	12.8

In FY16, a $10 million increase in revenue required zero incremental direct operating expenses, showing how little selling costs are actually required



Direct Operating Expenses exclude R&D and corporate overhead, of which very little is needed, but include all selling costs, which we believe are actually currently inflated

Core Business is Extremely Profitable but Does Not Grow

▸ Neither the OpenEdge nor the DCI business has grown for well over a decade

FY2004 Core Revenue		FY2016 Core Revenue	
OpenEdge	$290 million	OpenEdge	$276 million
DataDirect Connect / DCI	$40 million	DataDirect Connect / DCI	$48 million
Total Core Revenue	$330 million	Total Core Revenue	$324 million

▸ Despite the lack of growth, both Core businesses generate tremendous amounts of cash flow

Unfortunately, leadership at Progress has determined that the business needs to be a growth company, and have deployed the prodigious cash flow towards a series of failed growth strategies, leading to dramatic share underperformance.

Progress has Dramatically Underperformed Every Relevant Index

▸ Over the past one, three, five, and seven year periods, Progress has vastly underperformed both the NASDAQ Composite Index and the NASDAQ Computer Index, which are used for comparison in Progress's 10-K

For period ending 6/30/17	One Year	Three Year	Five Year	Seven Year
PRGS Cumulative Return	13.93%	30.14%	49.90%	56.22%
NASDAQ Composite	28.41%	44.83%	123.99%	218.59%
PRGS Underperformance	*(14.48%)*	*(14.69%)*	*(74.09%)*	*(162.37%)*
NASDAQ Computer	38.11%	59.82%	134.53%	254.72%
PRGS Underperformance	*(24.18%)*	*(29.69%)*	*(84.62%)*	*(198.51%)*

Progress Has Dramatically Underperformed Every Relevant Index

Progress vs. Relevant Indexes – Seven Years Through 6/30/17



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Progress has had Five CEOs and Six CFOs in the Past Eight Years

▸ Progress has seen a significant amount of turnover among its senior executives, which we find deeply troubling

Management Changes FY2010-2017

CEO Turnover
Joe Alsop 1981-2009
Rick Reidy 2009-2011
Jay Bhatt 2011-2012
Phil Pead 2012-2016
Yogesh Gupta 2016-present

CFO Turnover
Bud Roberston 1996-2010
Charles Wagner 2010-2012
Melissa Cruz 2012-2013
Chris Perkins 2013-2016
Kurt Abkemeier 2016-2017
Paul Jalbert 2017-present

▸ Each management team has attempted to implement a nearly identical, yet flawed, strategy wrapped in a different marketing message

I. Progress Software's Flawed Capital Allocation Strategy

Reason Behind Continued Drastic Underperformance

The Problem:

Progress management and its Board of Directors believe the Company needs to be a growth business and continue to pursue a strategy of growth at any cost.

The Result:

A significant destruction of shareholder value driven by a flawed capital allocation strategy.

Destruction of Value is Result of Repeated Flawed Growth Strategy

▸ Each of Progress's growth strategies shares the same common attributes:

1) **Target seemingly fragmented and fast growing market to enter**

2) **Acquire speculative, money-losing businesses**

3) **Attempt to leverage the Application Partner base to sell acquired products**

4) **Build direct sales organization in attempt to sell direct to end users**

Progress Undertook M&A Spree Starting in 2002 in Attempt to Drive Growth

▸ From fiscal 2003 through 2011, Progress acquired 14 companies for **$458 million**

Acquisition	Price
eXcelon	$24.3million
DataDirect	87.5
Persistence	11.8
Apama	24.7
EasyAsk	9.0
Actional	29.2
NEON	51.9
Pantero	5.7
OpenAccess	6.0
Xcalia	4.9
Mindreef	6.0
IONA	125.1
Savvion	49.2
Corticon	22.9
Total Spent	**$458.1million**

Management Continuously Touted Growth Potential of Acquired Products

▸ Progress combined the acquired growth products into:

1) Enterprise Business Solutions (EBS)
2) Enterprise Data Solutions (EDS)

"We remain bullish about this business [EBS], and <u>expect it to fuel acceleration of organic growth</u> for the company." – *CEO Rick Reidy*

"We <u>focused specifically on key growth opportunities</u> in the enterprise and business event processing, data services, business transaction management, and aggressively bringing new solutions in those areas to market." – *CEO Ricky Reidy*

"I want to <u>grow this company to be over $1 billion</u> at some point in the future. And that is going to be generated by a <u>significant amount of organic growth</u> with I think a bunch of the products we have in place today." – *CEO Rick Reidy*

"And then the Enterprise Data Solutions we <u>expect also to grow 10 to 20</u>%..." – *CFO Bud Robertson*

Source: Company quarterly earnings calls



Acquired Businesses Began Declining Meaningfully

▸ EBS projection: 20-30% growth in FY11

Actual results:

($ millions)	Q3-FY10	Q4-FY10	Q1-FY11	Q2-FY11	Q3-FY11	Q4-FY11	Q1-FY12
EBS Segment Revenue	35.1	34.4	37.2	34.2	30.1	35.4	30.9
% year / year growth					-14.3%	2.7%	-16.9%

▸ EDS projection: 10-20% growth in FY10; mid-single digits sustainably

Actual results:

($ millions)	2009	2010	2011
EDS Segment Revenue	83.1	75.0	70.5
% growth		-9.7%	-6.1%

Source: Company SEC filings and quarterly earnings calls

Acquired Growth Businesses Sustained Massive Operating Losses

▸ Despite the sustained underperformance of the acquired growth products, Progress continued to fund operating losses of its acquisitions for nine years, wasting a substantial amount of shareholders' capital

Operating Results of Acquired Growth Businesses										
($ millions)	**2003**	**2004**	**2005**	**2006**	**2007**	**2008E**	**2009**	**2010**	**2011**	**Total**
Operating Income	(29.0)	(29.9)	(27.8)	(25.7)	(14.9)	(53.0)	(61.5)	(53.0)	(45.0)	**(340)**

Source: Progress annual 10-K filings; FY08 estimated based on Company commentary

12 of 14 Acquisitions Sold in 2012 for Less Than Half of What Progress Paid for Them

Capital Invested in M&A 2003-2011	
Capital Spent on Acquisitions	$458.1 million
Less: Cost of DataDirect Connect (business not sold)	(87.5)
Less: Cost of Corticon (business not sold)	(22.9)
Amount Spent on Businesses Later Sold	**347.7**
Purchase Price of Businesses Acquired: 2003-2011	$347.7
Sale Price in 2012	157.7



Loss on Sale of Growth Businesses	**($190 million)**

Shareholders Realized Huge Losses From 2003-2011 Growth Strategy

Total M&A Growth Strategy Investment 2003-2011

Operating Losses of Acquired Growth Businesses ($340 million)

Loss on Sale of Growth Businesses ($190 million)



Total Cost of Failed Growth Strategy   ($530 million)

In total, Progress spent <u>over half a billion dollars of shareholders' capital</u> in the 2003-2011 failed M&A growth strategy

Eight-year M&A Spree Produced No Tangible Benefit for Core Business

FY2004 Core Revenue	
OpenEdge	$290 million
DataDirect Connect	$40 million
Total Core Revenue	$330 million

FY2012 Core Revenue	
OpenEdge	$274 million
DataDirect Connect	$44 million
Total Core Revenue	$318 million

Progress Spent Over 4x the Enterprise Value of the Total Company on M&A Spree

Enterprise Value at Beginning of M&A Spree	
Stock Price - 12/19/2002	$9.19
Shares Outstanding	33.4
Market Cap	307
Less: Net Cash	(177)
Progress Total Enterprise Value 12/19/02	**$130**

Total M&A Investment 2003-2011	
Operating Losses in Growth Businesses	$340
Plus: Loss on Capital Invested	190
Total Sunk Cost on M&A Strategy	**$530**



The entire Company could have been bought four times over for the amount that Progress spent on a failed M&A growth strategy

Reason Behind Continued Drastic Underperformance

The Problem:

Progress management and its Board of Directors believe the Company needs to be a growth business and continue to pursue a strategy of growth at any cost.

The Result:

A significant destruction of shareholder value driven by a flawed capital allocation strategy.

	Shareholder Capital Loss
Failed M&A Strategy: 2003-2011	$530 million
Failed Organic Growth Investment	**???**
Failed M&A Strategy: 2013-2016	**???**

Progress Ramped Up Organic Investments in Attempt to Drive Growth

> **"I don't think, in the software universe, many companies are able to grow and deliver that kind of level, you know, 45%, 50% margins…I also want to <u>invest back into the business so we can drive the top line</u>, which ultimately is – it's critically important to us." –** *CEO Jay Bhatt, Q3 FY12 earnings call, 9/26/12*

▸ In response to its growth mandate, Progress significantly increased its internal investments beginning in 2011

| ($ millions) | Restated for All Divestitures | | | | | 2014 vs. 2010 | |
	2010	2011	2012	2013	2014	Annualized Increase	% Increase
Sales & Marketing	73.5	83.8	98.8	106.0	101.5	28.0	38%
Research & Development	39.7	38.2	44.4	57.3	59.0	19.2	48%
General & Administrative	51.3	61.0	57.8	56.0	48.3	(3.1)	-6%
Total Operating Expenses	164.6	183.0	201.1	219.3	208.8	44.1	27%

Source: Company SEC filings



Organic Growth Investments Failed to Produce Any Tangible Benefit

▸ Revenue in the Core business remained flat despite the substantial increase in organic investments, leading to a large decline in operating income

Organic Investment: 2014 vs. 2010

($ millions)	Annualized Increase	% Increase
Sales & Marketing	28.0	38%
Research & Development	19.2	48%
General & Administrative	(3.1)	-6%
Total Operating Expenses	44.1	27%



($ millions)	*Restated for All Divestitures*				
	2010	**2011**	**2012**	**2013**	**2014**
Core Revenue	329.8	333.6	317.6	334.0	332.5
GAAP Operating Income	**129.8**				**88.9**

Source: Company SEC filings

Organic Growth Investments Continued Without Producing Return

▸ After backing out operating expenses from the acquired Telerik business, Progress maintained its higher expense level in FY15 and FY16

($ millions)	2015	2016
Total Operating Expenses	269.1	256.6
Less: Telerik Operating Expenses	(53.0)	(53.0)
Core Operating Expenses	216.1	203.6
Excess Above FY10 Levels	*51.5*	*39.0*

▸ Despite maintaining a significant increase in operating expenses, Progress did not generate any incremental Core revenue

($ millions)	*Restated for All Divestitures*					2015	2016	Cumulative
	2010	2011	2012	2013	2014			
Total Revenue	329.8	333.6	317.6	334.0	332.5	377.6	405.3	
Less: Telerik Revenue	0.0	0.0	0.0	0.0	0.0	(42.7)	(80.0)	
Core Revenue	329.8	333.6	317.6	334.0	332.5	334.9	325.3	
Total Core Operating Expenses	164.6	183.0	201.1	219.3	208.8	216.1	203.6	
Excess Above FY10 Levels		*18.4*	*36.5*	*54.7*	*44.1*	*51.5*	*39.0*	*$244.2 million*

Source: Company SEC filings

> ***Progress spent $244 million incremental dollars over six years and did not generate a single dollar of incremental revenue, excluding M&A***

Reason Behind Continued Drastic Underperformance

The Problem:

Progress management and its Board of Directors believe the Company needs to be a growth business and continue to pursue a strategy of growth at any cost.

The Result:

A significant destruction of shareholder value driven by a flawed capital allocation strategy.

	Shareholder Capital Loss
Failed M&A Strategy: 2003-2011	$530 million
Failed Organic Growth Investment	$244 million
Failed M&A Strategy: 2013-2016	**???**

In 2013, Progress Went Down the M&A Path Again, Attempting to Drive Growth

▸ After realizing no return from its organic investments, Progress again went down the M&A path in an attempt to drive revenue growth

▸ M&A culminated in the acquisition of Telerik, by far the Company's largest acquisition to date

Acquisition	Date	Price
Rollbase	5/24/2013	$9.9 million
Modulus	5/13/2014	15.0
Bravepoint	10/1/2014	12.0
Telerik	12/2/2014	262.5
Total Spent on M&A		**$299.4 million**

▸ At the time of the Telerik acquisition, analysts were already questioning the decision given the Company's poor history of capital allocation

Greg McDowell, JMP Securities – Telerik M&A call, 10/22/14

- "I think it is fair to say that, as a company, Progress Software's acquisition history is somewhat mixed. And I do recognize that this was under a different leadership team. So I am asking my question in that context. But nevertheless, through – from 2006 to 2011, you guys spent around $300 million on acquisitions only to later divest many of those product lines for substantially less than $300 million. So I guess my question is, what is different this time? How do we ensure that history doesn't repeat itself?"

Management Continued to Tout Growth Potential of the Telerik Business

> **"Telerik is a business that has historically grown 20% and we certainly expect to continue that growth trajectory of 20%." – CFO Chris Perkins, Needham Growth Conference, 1/15/15**

▸ Management was adamant that Telerik would help modernize Progress's platform and be a natural fit for OpenEdge, accelerating top-line revenue growth for the overall company

"…our outlook includes over 20% growth in bookings for our application development and deployment segment." – CFO Chris Perkins
"…we felt we could increase Telerik's bookings growth beyond 20% over time." – CEO Phil Pead
"Our longer-term expectation of 20% bookings growth has not changed." – COO Jerry Rulli
"Our longer-term expectation is still to achieve 20%-plus bookings growth…" – COO Jerry Rulli

Source: Company quarterly earnings calls

Telerik Business Began to Decline Soon After Acquisition Was Completed

▸ Telerik target bookings growth: 20%

<u>Actual results:</u>

($ millions)	Q1-FY15	Q2-FY15	Q3-FY15	Q4-FY15	Q1-FY16	Q2-FY16	Q3-FY16	Q4-FY16	Q1-FY17
AppDev Bookings	19.9	20.0	20.5	24.5	18.7	21.6	20.3	24.1	18.0
% growth					-5.6%	8.2%	-1.2%	-1.7%	-4.1%

Source: Company SEC filings

Q2 FY15 earnings call – 7/1/15

"We're extremely pleased that Telerik's large developer community, one of the major benefits of our acquisition, has grown from 1.3 million to 1.7 million developers." – *CEO Phil Pead*

6 Quarters Later

Q4 FY16 earnings call – 1/17/17

"Our revenue from DevTools is heavily weighted towards the .NET platform, and we do have the largest share of that market. However, the UI tools market for .NET is declining." – *CEO Yogesh Gupta*

"While I certainly expect our non-.NET tools to grow faster, that is a comparatively small piece of our DevTools revenue and not meaningful enough to drive significant overall growth." *– CEO Yogesh Gupta, Q4 FY16 earnings call, 1/17/17*

Massive Change in Core Business Outlook: Progress Finally Accepts Reality

▸ On October 20, 2015, management laid out a three-year plan that called for revenue growth of **7-10% annually**, driven by 20% growth at Telerik as well as direct end user sales growth in both OpenEdge and DCI

After just a three-month review of the product suite, new CEO Yogesh Gupta came to a stunning conclusion that widely differed from historical commentary:

> **"While I'm confident of the capabilities of our products, which are our primary revenue drivers, OpenEdge, Data Connectivity, and DevTools all compete in mature markets, which have limited growth opportunity."**
> *- CEO Yogesh Gupta, Q4 FY16 earnings call, 1/17/17*

Value of Telerik Deemed Permanently Impaired Seven Quarters After Acquisition

▸ Progress wrote off <u>over a third of the value of Telerik</u> just **seven quarters after acquiring the business**

▸ Progress also wrote off over a third of Modulus just over two years after acquiring it

Acquisition	Date	Price	Writedown	% of Total
Rollbase	5/24/2013	$9.9million		
Modulus	5/13/2014	15.0	5.1	33.7%
BravePoint	10/1/2014	12.0		
Telerik	12/2/2014	262.5	92.0	35.0%
Total		**$299.4million**	**97.1**	**32.4%**

Reason Behind Continued Drastic Underperformance

The Problem:

Progress management and its Board of Directors believe the Company needs to be a growth business and continue to pursue a strategy of growth at any cost.

The Result:

A significant destruction of shareholder value driven by a flawed capital allocation strategy.

	Shareholder Capital Loss
Failed M&A Strategy: 2003-2011	$530 million
Failed Organic Growth Investment	$244 million
Failed M&A Strategy: 2013-2016	$97 million
Total Shareholder Capital Loss	**$871 million**

II. 2017: Progress Continues Investing for Growth With Similar Failed Strategy

History Repeats Itself: Progress Pursues Path of Growth at Any Cost

"The Board has made the decision, along with myself, to bring Yogesh in not because we have a change in strategy or that we feel that we are on the wrong track. In fact, what motivated me to accelerate my retirement was the perfect experience that Yogesh has, <u>directly connected and aligned with the strategy that we are on today</u>." – *CEO Phil Pead, 10/10/16*

▸ Just over two months later, new CEO Yogesh Gupta pivots to selling cognitive applications with the exact same playbook as Progress's prior failed growth strategies

Company News

A Letter from our CEO, Yogesh Gupta

by Yogesh Gupta | January 17, 2017 | 0 Comments



Yesterday, we released our Q4 and FY16 results and made a number of announcements that will significantly change the shape and future of Progress.

However, these products alone are no longer a growth engine. We need a growth strategy that enables us to better leverage our product, customer and partner relationships, as well as our go-to-market capabilities and strengths.

To drive growth for the company, we will create, sell and support the leading integrated platform for building Cognitive Applications. We are living in a

History Repeats Itself: Progress Pursues Path of Growth at Any Cost

▸ One quarter after writing down Telerik and two quarters after Modulus, Progress goes down the M&A path again in order to try and enter new growth markets

> *In the first half of 2017, Progress has already spent <u>$79 million</u> to acquire two speculative businesses, <u>neither of which are expected to generate any material revenue in the near future</u>, and with seemingly no semblance of how they arrived at a purchase price.*

▸ Progress is repeating its misguided attempt to grow at any cost, utilizing the same underlying strategy, but this time marketing the Company as offering a platform for building cognitive apps

"Going forward, we will drive growth by building, selling, and supporting the leading integrated platform for developing cognitive business applications." – *CEO Yogesh Gupta, Q4 FY16 earnings call, 1/17/17*

> *Progress is once again pursuing the path of driving growth at any cost, spending on speculative acquisitions to try and drive future growth*

Destruction of Value is Result of Repeated Flawed Growth Strategy

▸ Each of Progress's growth strategies shares the same common attributes:

1) *Target seemingly fragmented and fast growing market to enter*

2) **Acquire speculative, money-losing businesses**

3) **Attempt to leverage the Application Partner base to sell acquired products**

4) **Build direct sales organization in attempt to sell direct to end users**

History Repeats Itself: Progress Targets Fast-Growing Fragmented Markets

▸ Each successive management team at Progress has come in and touted the underlying growth and lack of dominant competitors in the markets they were entering

Growth Strategy 2003-11	Growth Strategy 2011-16	Growth Strategy 2016-17
"The market opportunity based on IDC research is $10 billion. Progress is the only company that combines best-of-breed comprehensive visibility, event processing, and business process management capabilities into a single unified platform." – CEO Rick Reidy, Q2 FY10 earnings call	"IDC estimates that this is currently $150 billion market which will grow to almost $370 billion in 2020…Our solutions align perfectly with the needs of enterprises that are undergoing digital transformation. This increasingly fragmented world is connected and enabled by what we do." – CEO Phil Pead, Q4 FY15 earnings call	"The market for cognitive application platforms is very fragmented by problem domain. And the predictive maintenance market alone is nearly $1 billion in size, growing at over 30%. Competition is fragmented with no dominant player in this market" – CEO Yogesh Gupta, Q4 FY16 earnings call

Destruction of Value is Result of Repeated Flawed Growth Strategy

▸ Each of Progress's growth strategies shares the same common attributes:

1) **Target seemingly fragmented and fast growing market to enter**

2) ***Acquire speculative, money-losing businesses***

3) **Attempt to leverage the Application Partner base to sell acquired products**

4) **Build direct sales organization in attempt to sell direct to end users**

History Repeats Itself: Acquire Speculative Businesses in Misguided Attempt at Growth

▸ Each M&A strategy fell flat in an attempt at driving growth

▸ Progress is now aggressively moving down the M&A path again, despite <u>not giving any indication to shareholders of the cost or the expected return</u>

Growth Strategy 2003-11

Acquisition	Price
eXcelon	$24.3
DataDirect	87.5
Persistence	11.8
Apama	24.7
EasyAsk	9.0
Actional	29.2
NEON	51.9
Pantero	5.7
OpenAccess	6.0
Xcalia	4.9
Mindreef	6.0
IONA	125.1
Savvion	49.2
Corticon	22.9
Total Spent	**$458.1 million**

Shareholders' Losses: $530 million

Growth Strategy 2011-16

Acquisition	Price
Rollbase	$9.9
Modulus	15.0
Bravepoint	12.0
Telerik	262.5
Total	**$299.4 million**

Shareholders' Losses: $341 million

Growth Strategy 2016-17

Acquisition	Price
DataRPM	$30.0
Kinvey	49.0
????	????

Shareholders' Losses: TBD



History Repeats Itself: Speculative Acquisition of DataRPM

▸ DataRPM is meant to accelerate the Company's entrance into the predictive maintenance portion of the cognitive applications market, despite having minimal revenue

▸ While the Company claims the market is large and fragmented, many large tech companies have a substantial head start over Progress



History Repeats Itself: Speculative Acquisition of Kinvey

▸ On 6/28/17, Progress announced the acquisition of Kinvey for $49 million, a business in a more mature market with minimal revenue, despite being around for seven years

Praesidium has studied Kinvey's business and end markets:

▸ Kinvey operates in an incredibly competitive market

▸ Facebook bought best-in-class competitor Parse in 2013 and <u>subsequently shut the business down</u> due to Amazon, Google, and Microsoft aggressively investing in their own solutions

> **"Facebook also would have had to invest untold millions of dollars in capital and, more importantly, engineering talent to get the Parse business fully off the ground to have a better chance at making a dent in competitors like Amazon, Microsoft, and Google." –** *The New York Times, "Facebook to Shut Down Parse", 1/28/16*

▸ Due to competition, Kinvey has already had to undergo a round of layoffs in 2016 and pivot the business from a direct sales to a partner-based model

History Repeats Itself: Speculative Acquisition of Kinvey

▸ It was reported that CEO Yogesh Gupta was actually looking to make a venture investment in Kinvey prior to buying the entire company – confirmation of how speculative this investment is

> **"At first, Progress was interested in becoming an investor in the new financing round Kinvey was looking to raise." – BostInno, "Techstars Alum Kinvey Gets Acquired by Progress Software for $49M", 6/28/17**

> **We are baffled as to why a mature infrastructure software company would be using shareholders' capital to make concentrated venture capital bets**

▸ Amazingly, with only 31 employees, Progress is paying <u>over $1.6 million per employee</u> for a business that will not contribute to revenue in the near future

"He's (Yogesh Gupta) treating Progress like a research project. It's his little science project. How do you get this money back?" – *sell-side analyst in conversation with Praesidium*

History Repeats Itself: Speculative Acquisition of Kinvey

▸ With Kinvey's more mature and intensely competitive end markets, and seemingly little value added to Progress's product suite, CEO Yogesh Gupta struggled to justify the high purchase price

CEO Yogesh Gupta, Q2 FY17 earnings call, 6/28/17

- "In terms of the purchase price, obviously, as you know, with a private company, several factors come into play. How much capital has been invested in it, what is the appetite of the sellers, what is the market like. The company actually, Kinvey, was in the middle of raising its second round. So that obviously also comes into play in terms of at what price if they were to buy somebody. So a number of factors, like from a figuring out what price the deal can be done. Obviously, we then look at it and say, if that's the price that the deal is likely to happen does that makes sense for us from our expectations of what the business will be and how it will deliver returns to our shareholders. And so, again, that's how we got to that. So a whole host of inputs, whole number of inputs and horse trading and a deal gets done."

▸ CEO Yogesh Gupta's rationale for the acquisition implies that the returns of the investors in Kinvey should take precedence over the returns of Progress's own shareholders

Six separate justifications for Kinvey's purchase price are listed before finally arriving at "how it will deliver returns" – this implies that deal-making itself was Progress's primary objective in the due diligence process

Wildly Speculative Acquisitions Already Damaged Shareholders

▸ In addition to refusing to give shareholders any indication of expected ROI from Kinvey and DataRPM, or what the cognitive applications strategy will cost, management has already spent a massive amount of shareholders' capital on speculative businesses with no revenue



Total Capital Spent: $79 million

| **69% of Progress's net cash position as of 11/30/16** | **6.4% of Progress's total enterprise value since reporting Q4 FY16 results** | **89% of Progress's FY17 GAAP free cash flow guidance** |

Destruction of Value is Result of Repeated Flawed Growth Strategy

▸ Each of Progress's growth strategies shares the same common attributes:

1) **Target seemingly fragmented and fast growing market to enter**

2) **Acquire speculative, money-losing businesses**

3) *Attempt to leverage the Application Partner base to sell acquired products*

4) **Build direct sales organization in attempt to sell direct to end users**

History Repeats Itself: Progress Attempts to Leverage Application Partner Base

▸ Progress continually believes the Application Partner base is a captive channel through which it can sell additional products, although this never turns out to be the case

Growth Strategy 2003-11	Growth Strategy 2011-16	Growth Strategy 2016-17
"We will <u>leverage our large and loyal installed base of 1,500 application partners</u> to help embed, sell, and distribute additional Progress products." – *CEO Rick Reidy, Q3 FY10 earnings call*	"So we think we will be able to leverage their [Telerik] high-velocity, low-touch model with our products, and <u>we will be able to take their tools and penetrate back into our OpenEdge base</u>." – *CEO Phil Pead, Telerik M&A call*	"We <u>are uniquely positioned to help ISVs build new cognitive apps to re-energize their business</u>. With nearly half of our OpenEdge partners focused on ERP, we see predictive maintenance as the first domain of that cognitive platform target market." – *CEO Yogesh Gupta, Q4 FY16 earnings call*

Destruction of Value is Result of Repeated Flawed Growth Strategy

▸ Each of Progress's growth strategies shares the same common attributes:

1) **Target seemingly fragmented and fast growing market to enter**

2) **Acquire speculative, money-losing businesses**

3) **Attempt to leverage the Application Partner base to sell acquired products**

4) *Build direct sales organization in attempt to sell direct to end users*

History Repeats Itself: Build Direct Salesforce in Attempt at End User Growth

▸ Each attempted growth strategy emphasizes the opportunity in direct end user sales, and how it will drive overall revenue growth

Growth Strategy 2003-11	**Growth Strategy 2011-16**	**Growth Strategy 2016-17**
"We are <u>focusing our growth strategy towards the direct end user channel,</u> primarily with the **EBS** segment, which comprises mostly products in the **RPM** suite." **– CEO Rick Reidy, Q2 FY10 earnings call**	"We're also <u>seeing increased adoption within our direct end user base</u> with more licenses being acquired as they broaden the use of their internal OpenEdge applications. <u>This has been a focus for us</u>" **– CEO Phil Pead, Q1 FY15 earnings call**	"So, we initially actually see opportunity just to sell within our own installed base <u>while we build out the team that sells beyond that…This is really mostly a direct sale opportunity</u> in terms of how the go-to-market would be" **– CEO Yogesh Gupta, Q4 FY16 earnings call**

III. Progress Today: Inefficient Business With a Bloated Cost Structure

Progress Not Currently Managed to Optimize Cash Flow and Returns

▸ Even excluding the capital squandered on M&A, Progress is managed as if it's a growth company, leaving it with a cost structure wildly out of line with its business model and prospects

Research & Development	Sales & Marketing
• Because of its small Core product suite, Progress should have a much more efficient R&D structure than its peers • Since Progress is not signing up net new customers in either OpenEdge or DCI, and both products are mature, there should be no need to spend a greater percentage of revenue on R&D than fast-growing companies in rapidly-changing markets	• OpenEdge derives a significant portion of its revenue from Application Partners – these partners build their products on the OpenEdge platform, bear the cost of selling to end customers, and pay Progress a royalty, meaning Progress should not need a large, expensive salesforce • DCI is also embedded into products by customers, who in turn renew their licenses on regular intervals, again negating the need for a large expensive direct salesforce

Sudden CFO Change Leaves Company With Little Financial Oversight

▸ On March 29, 2017, Progress abruptly announced that CFO Kurt Abkemeier would be leaving the company and immediately replaced by Paul Jalbert, the Chief Accounting Officer

▸ Progress named Paul Jalbert CFO without even going through a full search process, which we find deeply troubling

> **Praesidium has spoken with Paul Jalbert since his appointment as CFO. We are frankly shocked at his apparent lack of knowledge regarding Progress's business and financials. In fact, he was unable to answer even basic questions regarding the Company's cost structure.**

Research & Development Wildly Out of Line With Mature Software Companies

Proxy Peers Growing Less Than 10%

GAAP R&D - % of Revenue

Advent Software	17%
Aspen Technology	14%
Bottomline Technologies	14%
CommVault Systems	13%
Jive Software	22%
Manhattan Associates	9%
MicroStrategy	14%
Pegasystems	19%
Average	**15%**

Approximate organic growth rate: 5%

Progress Software

Organic growth rate	*1%*
GAAP R&D - % of Revenue	**???**

Source: Companies' SEC filings

Note: we have excluded higher-growth and hardware-based proxy peers



Research & Development Wildly Out of Line With Mature Software Companies

Proxy Peers Growing Less Than 10%		Mature Infrastructure Software Companies	
GAAP R&D - % of Revenue		**GAAP R&D - % of Revenue**	
Advent Software	17%	Software AG	13%
Aspen Technology	14%	CA	15%
Bottomline Technologies	14%	Citrix	14%
CommVault Systems	13%	BMC	8%
Jive Software	22%	Micro Focus	13%
Manhattan Associates	9%	Open Text	11%
MicroStrategy	14%	Sage Group	9%
Pegasystems	19%	Constellation Software	14%
Average	**15%**	**Average**	**12%**

Approximate organic growth rate: 5%

Approximate organic growth rate: 1%

Progress Software

Organic growth rate	*1%*
GAAP R&D - % of Revenue	**???**

Source: Companies' SEC filings

Note: we have excluded higher-growth and hardware-based proxy peers



Research & Development Wildly Out of Line With Mature Software Companies

Proxy Peers Growing Less Than 10%

GAAP R&D - % of Revenue

Advent Software	17%
Aspen Technology	14%
Bottomline Technologies	14%
CommVault Systems	13%
Jive Software	22%
Manhattan Associates	9%
MicroStrategy	14%
Pegasystems	19%
Average	**15%**

Approximate organic growth rate: 5%

Mature Infrastructure Software Companies

GAAP R&D - % of Revenue

Software AG	13%
CA	15%
Citrix	14%
BMC	8%
Micro Focus	13%
Open Text	11%
Sage Group	9%
Constellation Software	14%
Average	**12%**

Approximate organic growth rate: 1%

Progress Software

Organic growth rate	*1%*
GAAP R&D - % of Revenue	**22%**

Source: Companies' SEC filings

Note: we have excluded higher-growth and hardware-based proxy peers

Excess Research & Development Expenses Provide No Benefit to the Business

▸ Progress ramped up research & development spending dramatically after 2010, but it resulted in no organic revenue growth – instead, all the revenue growth was from the Telerik acquisition, which was eventually written down

	Restated for All Divestitures						
	2010	**2011**	**2012**	**2013**	**2014**	**2015**	**2016**
Total Revenue	329.8	333.6	317.6	334.0	332.5	377.6	405.3
Less: Telerik Revenue	0.0	0.0	0.0	0.0	0.0	(42.7)	(80.0)
Core Revenue	329.8	333.6	317.6	334.0	332.5	334.9	325.3
GAAP Research & Development	39.7	38.2	44.4	57.3	59.0	86.9	88.6
% of Total Revenue	**12%**	**11%**	**14%**	**17%**	**18%**	**23%**	**22%**

Source: Company SEC filings

> *Given Progress's limited product set, mature end markets, and unique dynamic where Application Partners have their own R&D staff, we believe the Company should be spending approximately 10% of revenue on R&D*

Progress Operates With Bloated Sales & Marketing Expense Structure

> **In a traditional enterprise software model, the upfront license fee a software company receives is nearly offset by the sales & marketing costs to acquire that license, usually in the form of salaries & commissions to salespeople.**

▸ The Praesidium team has analyzed the sales & marketing expenses of several hundred software companies

Our analysis shows that sales & marketing expense for a typical enterprise software company is approximately 80% of license revenue:

▸ Faster growing enterprise software companies typically have sales & marketing at 85-90% of license revenue

▸ Mature, slower growth enterprise software companies typically have sales & marketing at 75-80% of license revenue

Infrastructure Software Peer Group Sales & Marketing Expense Structure

GAAP Sales & Marketing as % of License – Three Year Average				
				Three Year Average
Oracle	65.1%	67.4%	71.2%	67.9%
TIBCO Software	79.7%	75.6%	77.3%	77.5%
Informatica	89.9%	83.2%	78.6%	83.9%
JDA Software	71.9%	99.8%	74.3%	82.0%
TOTVS	69.5%	75.2%	79.5%	74.7%
Open Text	83.3%	86.3%	93.5%	87.7%
Epicor	91.7%	106.9%	110.3%	103.0%
Solarwinds	57.2%	58.4%	58.9%	58.2%
Commvault	118.6%	136.3%	130.9%	128.6%
Qlik Technologies	94.2%	102.5%	106.2%	101.0%
BMC Software	70.7%	72.2%	81.9%	75.0%
Software AG	97.4%	98.9%	93.4%	96.6%
Micro Focus	72.1%	69.8%	67.8%	69.9%
Kofax	82.1%	87.5%	104.4%	91.3%
Guidewire	46.9%	45.8%	42.2%	45.0%
Manhattan Associates	73.5%	61.8%	56.7%	64.0%
Average	**79.0%**	**83.0%**	**82.9%**	**81.6%**
Median	**76.6%**	**79.4%**	**79.1%**	**79.8%**

Source: Companies' SEC filings

Note: we have looked at each company's sales & marketing expenses for three years prior to any shift to subscription businesses model and to account for year-to-year changes in license revenue which can cause percentages to fluctuate

Uniqueness of Progress Model Should Lead to Greater Sales & Marketing Efficiency

▸ Approximately 45% of Progress's total license revenue is a royalty business in which OpenEdge is designed into products built by its Application Partners

▸ Application Partners have their own salesforces, so the required sales & marketing expense for OpenEdge is significantly lower than for a typical software company

Based on dozens of conversations with the multiple CEOs and CFOs at Progress, as well as a substantial number of conversations with OpenEdge Application Partners and service providers, we estimate that the OpenEdge Partner business should require no more than 30% of license revenue towards sales & marketing – and potentially quite a bit less.

▸ In addition, just over 20% of Progress's total license revenue is from the DCI segment – this business also requires little sales & marketing as it is embedded into its customers' products, who in turn renew their business every few years based on term licenses

Unique Partner-Driven Model Should Lead to Lower Sales & Marketing Expenses

▸ Taking into account OpenEdge's Application Partner business as well as DCI, <u>approximately 65% of Progress's total license revenue</u> has a unique Partner-driven model with substantially lower sales & marketing expenses

▸ For the remaining 35% of license revenue sold directly to end users, we believe Progress should spend no more than 80% of license revenue on sales & marketing

▸ Looking at a simple example with Progress's unique Partner-driven model, the Company should have <u>sales & marketing at 48% of license revenue</u>

Simple Sales & Marketing Example	
Partner-Driven License Revenue	65
Direct License Revenue	35
Total License Revenue	100
Partner-Driven Sales Expense	20
% of Partner-Driven License	*30%*
Direct Sales Expense	28
% of Direct License	*80%*
Total Sales & Marketing Expense	**48**
% of Total License Revenue	***48%***

Tremendous Amount of Excess Sales & Marketing Spend

▸ Despite the efficiency of its model, Progress **spends 90% of its license revenue on sales & marketing**

▸ Running Progress efficiently, given the uniqueness of its Partner-driven model, would yield dramatic cost savings

($ millions)	FY2016
Total License Revenue	134.9
Actual Sales & Marketing Expense	121.5
Efficient Sales & Marketing Expense	64.1
% of License Revenue	*48%*
Excess Sales & Marketing Spend	**57.4**

We believe Progress could generate over $57 million more annually in operating income by cutting out the excess sales & marketing spending

Progress Run Efficiently Should Generate Substantially Greater Cash Flow

▶ Running Progress as a mature infrastructure software company, rather than as a growth business, would yield substantially greater cash flow to shareholders

Progress Cash Flow Potential if Run Efficiently		
($ millions)	**Actual FY2016**	**Run Efficiently FY2016**
Total Revenue	405.3	405.3
GAAP Sales & Marketing Expense	121.5	64.1
GAAP Research & Development	88.6	40.5
Adjusted Operating Income	**123.1**	**228.6**
% margin	**30.4%**	**56.4%**
Adjusted Free Cash Flow	**100.6**	**171.8**

We believe Progress could increase its free cash flow from ~$100 million annually to over $170 million annually by operating its business efficiently

IV. A Better Way: Low Risk, Proven, and Repeatable Business Model That Drives Outperformance

Flawed Growth Strategy at Progress has Led to Substantial Underperformance

Progress ➡ **High-risk strategy buying speculative and unprofitable businesses in order to drive top-line growth**

Software Consolidators ➡ **Low-risk, repeatable, proven strategy of operating efficiently, maximizing cash flow, and focusing on return on investment**



Note: chart begins on 4/25/12, when Progress announced its strategic plan, and ends 6/30/17

Dramatic Underperformance Vs. Software Consolidators



Progress → *High-risk strategy buying speculative and unprofitable businesses in order to drive top-line growth*

Software Consolidators → *Low-risk, repeatable, proven strategy of operating efficiently, maximizing cash flow, and focusing on return on investment*

	Average Organic Growth Rate 2011-16	Fiscal Year End 2006		Fiscal Year End 2016
		Enterprise Value	% of Progress EV	
Progress	1%	$606.3M		
Micro Focus	-2%	$549.4M	91%	
Open Text	1%	$383.4M	63%	
Constellation Software	2%	$269.7M	45%	

Dramatic Underperformance Vs. Software Consolidators

Progress  **High-risk strategy buying speculative and unprofitable businesses in order to drive top-line growth**

Software Consolidators  **Low-risk, repeatable, proven strategy of operating efficiently, maximizing cash flow, and focusing on return on investment**

	Average Organic Growth Rate 2011-16	**Fiscal Year End 2006**		**Fiscal Year End 2016**	
		Enterprise Value	% of Progress EV	**Enterprise Value**	% of Progress EV
Progress	1%	**$606.3M**		**$1.3 billion**	
Micro Focus	-2%	**$549.4M**	91%	**$6.2 billion**	477%
Open Text	1%	**$383.4M**	63%	**$8.1 billion**	623%
Constellation Software	2%	**$269.7M**	45%	**$9.6 billion**	739%

Case Study: Micro Focus

Background: Micro Focus began providing software development tools for COBOL and legacy mainframe development, but has since transitioned into a larger consolidator of mature software businesses. Micro Focus specializes in managing mature infrastructure software assets, focusing on sticky products with long lifecycles, stressing operational excellence, and maximizing cash flow.

	Constant Currency Organic Growth						
	2011	**2012**	**2013**	**2014**	**2015**	**2016**	**Average**
Progress	1%	-3%	6%	-1%	4%	-1%	1%
Micro Focus	-6%	0%	-3%	0%	-2%	-2%	-2%

"Loosemore (CEO) is disdainful of the "obsession" with growth that leads many tech executives to jump from one bandwagon to the next. "Most software industry tends to be, 'Here's a bright shiny new thing, so let's throw all that old stuff away,'" he says. In their hunger for the next big thing, software bosses "always overestimate how quickly a business will decline" – *The Times, "A British techie who likes to take over, not be taken over", 12/18/16*

Case Study: Micro Focus

▸ Unlike Progress, Micro Focus operates its business as efficiently as possible, generating significantly higher profit margins

▸ Progress, on the other hand, reinvests heavily in the attempted pursuit of growth

	2011	2012	2013	2014	2015	2016
Organic Growth Rate						
Micro Focus	-6%	0%	-3%	0%	-2%	-2%
Progress	1%	-3%	6%	-1%	4%	-1%
Operating Margin						
Micro Focus	**35.3%**	38.9%	43.6%	44.5%	40.8%	**41.9%**
Progress	**40.4%**	31.2%	30.0%	35.3%	31.9%	**30.4%**

▸ Micro Focus redeploys its cash flow on M&A at high rates of return, generating significantly greater value for shareholders than Progress, despite even lower organic growth rates

Stock Price
CAGR 2006-16

"We aim to provide investors with a sustainable return of between 15% to 20% per annum" – *Micro Focus corporate presentation, 11/18/16*



29.9%

Does not include reinvested dividends

Case Study: Micro Focus

- Micro Focus recognizes that it is a slow growth software company with legacy technology, and instead maximizes cash flow and return on investment, buying companies in areas of the market where they can earn high cash returns



Product lifecycle
Area of primary focus
Potential change in trajectory (return to growth)
Reduce rates of decline
Micro Focus Strategy
"Me too" models
New tech models
Introduction
Growth
Maturity
Decline
Nature of software
Innovative and often disruptive technologies
High capex and R&D
User base rapidly expanding, products repeatedly enhanced
Investment strategy and valuation
Investing in growth = valuation and returns
Rich valuations
Nature of software
Infrastructure software: embedded products with high switching costs
Limited growth capex
Margin expansion and efficiency opportunities
Investment strategy and valuation
Returns driven by maximizing cash flow
Lower valuations
Software company leading consolidation in the mature infrastructure software market to win through operational efficiency and scale

Source: Micro Focus east coast roadshow investor deck, November 2016

Case Study: Micro Focus

- Unfortunately, Progress continually operates on the left side of the scale, using M&A to rush into markets in which it is unable to compete

Product lifecycle

Progress Strategy



Area of primary focus
Potential change in trajectory (return to growth)
Reduce rates of decline
"Me too" models
• DataRPM
• Kinvey
• Apama
• Actional
• Savvion
• IONA
• NEON
New tech models
Introduction
Growth
Maturity
Decline

Nature of software
- Innovative and often disruptive technologies
- High capex and R&D
- User base rapidly expanding, products repeatedly enhanced

Investment strategy and valuation
- Investing in growth = valuation and returns
- Rich valuations

Nature of software
- Infrastructure software: embedded products with high switching costs
- Limited growth capex
- Margin expansion and efficiency opportunities

Investment strategy and valuation
- Returns driven by maximizing cash flow
- Lower valuations

Software company leading consolidation in the mature infrastructure software market to win through operational efficiency and scale

Source: Micro Focus east coast roadshow investor deck, November 2016

Case Study: Constellation Software

> **Background: Constellation Software is a manager of mission critical industry-specific software organized into vertical markets. Constellation focuses on sticky maintenance streams and high levels of recurring revenue.**

	Organic Growth						
	2011	**2012**	**2013**	**2014**	**2015**	**2016**	**Average**
Progress	1%	-3%	6%	-1%	4%	-1%	1%
Constellation Software	7%	2%	4%	3%	-3%	1%	2%

"If ROIC starts to erode significantly, then either we've damaged our existing businesses, or our new acquisitions are less attractive than those that we have made in the past. ROIC isn't one of those metrics that is necessarily subject to 'reversion to the mean'. Some businesses seem to be able to widen their moats at reasonable cost." – *President & Chairman Mark Leonard, 2013 President's Letter*

Case Study: Constellation Software

▸ Unlike Progress, Constellation focuses on ROIC, rather than growth at all costs, and uses ROIC + organic growth as its primary measure of success, driving tremendous shareholder value

	2010	2011	2012	2013	2014	2015	2016	Average
ROIC	26%	36%	35%	35%	37%	38%	31%	
Organic Revenue Growth	-2%	7%	2%	4%	3%	-3%	1%	
ROIC + Organic Growth	24%	43%	37%	39%	40%	35%	32%	**36%**
Stock Price at Period End	$50.28	$75.49	$120.61	$211.70	$297.41	$417.18	$453.62	
% change	44.3%	50.1%	59.8%	75.5%	40.5%	40.3%	8.7%	**46%**

▸ Using the same calculations for Progress, we see that the Company has done an extremely poor job of allocating capital, and shareholders have borne the consequences

	2013	2014	2015	2016	Average
Organic Revenue Growth	6%	-1%	4%	-1%	
ROIC	11%	14%	13%	-2%	
ROIC + Organic Growth	17%	13%	17%	-3%	**11%**
Stock Price at Period End	$26.34	$25.79	$23.99	$29.57	
% change	31.0%	-2.1%	-7.0%	23.3%	**11%**

Case Study: Open Text

Background: Open Text sells software under the umbrella of Enterprise Information Management (EIM), which is the management of unstructured data within an organization. Management divides its EIM marketplace into a series of pillars and consolidates the markets within each one through a targeted M&A strategy.

	Constant Currency Organic Growth						
	2011	**2012**	**2013**	**2014**	**2015**	**2016**	**Average**
Progress	1%	-3%	6%	-1%	4%	-1%	1%
Open Text	0%	4%	-1%	1%	4%	0%	1%

"And you look at our 20-year history, 53 acquisitions, it is a core strength of the company. It is in our DNA, it is in our muscle memory…So we want to grab market share as fast as we can and do that within the Open Text way, within the Open Text Business System as a value buyer. And these things lead to us putting M&A at the center and the number one priority." *– CEO Mark Barrenechea, Open Text analyst meeting, 5/12/16*

Open Text Research: the Power of the Compounding Software Model

Praesidium has conducted a tremendous amount of research on Open Text's products, competitive positioning, strategy, and acquisition model over the past 6 ½ years:

▸ Analyzed each of Open Text's acquisitions, separately modeling each one's financials to get a detailed understanding of the cash returns the company has generated on every acquisition

▸ Had over 65 calls and meetings with management, including spending considerable time on the company's operating model and M&A strategy

▸ Attended multiple Open Text Enterprise Worlds, Investor Days, Info360 industry conferences, and competitor conferences; in addition, attended approximately 25 company presentations

▸ Spoke or met with at least 18 competitors

▸ Spoke with at least 40 customers, many of whom also use competitors' products

▸ Spoke to over 30 system integrators, partners, reseller, and consultants who work with Open Text

▸ Spoke with at least 13 industry analysts, in addition to attending numerous industry discussions

▸ Detailed analysis of Open Text's products and competitive strengths as well as ongoing research on competitors' products

▸ Continued dialogue with approximately ten sell-side analysts

We believe our diligence and history with the company gives Praesidium a deep understanding of Open Text's operating model and return on capital employed

Case Study: Open Text

- Driving cash flow growth through targeted M&A is central to Open Text's value creation





Creating Shareholder Value
Strategy
Enterprise Information Management
• Grow market share
• Large recurring revenues
• High profit market
OpenText Business System
• M&A. Unlock Value.
• Organic Growth
• Integrated: Sales, R&D, Operations
Disciplined Capital Allocation
• Acquisitions
• Organic Growth
• R&D, Dividends, Share Buyback
Results
Significant Growth Platforms
• Leadership in important markets
• Diverse markets
• Large customer base
Outstanding Cash Flow
• Strong and sustainable margins
• Superior operating income
Capital Deployment
• Return of capital
• Share price growth
M&A is Our Leading Growth Driver
M&A is core to our growth and market leadership. We see a continuum of M&A business models from Platform Operators to Asset Optimizers. Asset Optimizers are those businesses that purchase individual assets and operate them standalone. Platform Operators have a strategic market thesis, purchase assets within that market strategy, and drive deep value through innovation and integration. OpenText is Platform Operator.
Platform Operators
Asset Optimizers

Source: Open Text Investor Day presentation, 5/12/16

Open Text Has Driven Substantial Shareholder Value Through M&A Model

▸ Open Text has been a core holding of Praesidium for 6 ½ years and represents an excellent example of the scale that can be created through the acquisition and integration of sticky software assets

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Total Revenue	414.8	409.6	595.7	725.5	785.7	912.0	1,033.3	1,207.5	1,363.3	1,624.7	1,851.9	1,824.2
% organic growth		-1.3%	-2.0%	10.8%	-0.7%	-3.9%	0.1%	4.2%	-1.1%	0.5%	3.7%	-0.3%
M&A Spending	59.4	15.2	430.2	21.5	139.7	136.0	251.1	255.7	347.5	1,108.6	327.8	293.1
Operating Margin	**12.5%**	**17.7%**	**21.8%**	**24.3%**	**25.2%**	**27.9%**	**27.9%**	**27.3%**	**29.3%**	**30.9%**	**30.9%**	**33.8%**

Dramatic improvement from M&A integration despite declining organic revenue

▸ *The resulting combination creates greater cash flow as a combined entity than either company could generate independently, which in turn creates a greater amount of cash flow that can be further redeployed on additional acquisitions*



2005 – 2016	
Average Cash / Cash Return on M&A	**Stock Price CAGR**
19%	**21%**

Case Study: Open Text

▸ Open Text focuses on operating its core business efficiently, making smart acquisitions, and driving cash flow growth, which in turn drives substantial shareholder value

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	CAGR
Operating Margin	12.5%	17.7%	21.8%	24.3%	25.2%	27.9%	27.9%	27.3%	29.3%	30.9%	30.9%	33.8%	
Free Cash Flow	39.4	41.5	105.6	159.1	164.0	160.9	186.6	240.7	295.4	374.9	445.9	455.7	25%
% growth		6%	154%	51%	3%	-2%	16%	29%	23%	27%	19%	2%	
Stock Price - EOP	$3.54	$3.61	$5.44	$8.03	$9.11	$9.39	$16.01	$12.48	$17.12	$23.97	$20.27	$29.58	21%

▸ Open Text drove shareholder value in large part by investing its cash flow in acquisitions with high returns, whereas Progress earned negative returns on failed M&A growth strategies

Open Text – Annualized M&A Returns

Acquisition	Cash Investment	Cash / Cash Return
Hummingbird	445.9	20%
Captaris	122.2	22%
Vignette	211.3	18%
Streamserve	66.9	20%
Global 360 & Metastorm	430.2	14%
EasyLink	384.7	15%
GXS	626.8	22%
Total	**2,288.0**	**18%**

Progress – Annualized M&A Returns

Acquisitions	Cash Investment	Cash / Cash Return
2003-2011 Growth Strategy	435.2	-6%
2011-2016 Growth Strategy	299.4	-19%
Total	**734.6**	**-11%**

Praesidium's returns analysis based on extensive financial modeling of each individual acquisition

V. Praesidium's Ideas and Recommended Strategic Transformation Plan to Drive Shareholder Value

Progress Trades at a Significant Discount to the Software Consolidators

▸ Despite similar organic growth rates, Progress trades at a discount to other mature infrastructure software companies who allocate capital well

(as of 8/31/17)	Market Cap	Enterprise Value	EV / EBITDA		Organic Growth		
			TTM	FY18E	2014	2015	2016
Open Text	8,570	10,696	13.4x	11.0x	3%	1%	-4%
Constellation Software	11,747	11,678	19.5x	16.1x	3%	-3%	1%
Micro Focus	12,666	16,942	26.4x	11.3x	0%	-2%	-2%
Average	*10,995*	*13,105*	*19.8x*	*12.8x*	*2%*	*-1%*	*-2%*
Median	*11,747*	*11,678*	*19.5x*	*11.3x*	*3%*	*-2%*	*-2%*
Progress	**1,628**	**1,510**	**10.4x**	**10.4x**	**-1%**	**4%**	**0%**

Progress trades at a discount to peers despite the similarities in their organic growth rates

Substantial Share Price Appreciation Through Operating Efficiently

▶ By operating the business more efficiently and cutting its bloated cost structure, we believe shareholders could realize **over $55 per share today** without any incremental multiple expansion

($ millions)	Run Efficiently FY2016
Total Revenue	405.3
Adjusted Operating Income	**228.6**
% margin	**56.4%**
Adjusted EBITDA	**239.6**
EBITDA Multiple - Current FY17 Guidance	10.7x
Enterprise Value	2,564.2
Plus: Net Cash	118.5
Market Capitalization	2,682.7
Fully-Diluted Share Count	48.5
Current Share Price Run Efficiently	**$55.32**

Progress Will Have Substantial Cash Flow to Deploy on High-Return Acquisitions

▶ After right-sizing the Company's cost structure, we believe Progress would generate substantial cash flow over the next three years, even with minimal organic growth, which can be deployed towards a consolidator model

($ millions)	Today	Year One	Year Two	Year Three
EBITDA		239.6	244.4	249.3
Free Cash Flow Run Efficiently		171.8	175.2	178.7
% assumed organic growth			2.0%	2.0%
Net Cash Balance	118.5	290.3	465.5	644.3

▶ We estimate that Progress would be able to deploy nearly $650 million on high-return acquisitions over the next three years without taking on any leverage

Operating a Software Consolidator Model Could Generate Substantial Upside

▸ We believe shareholders could see substantial returns over the next three years as Progress trades at a multiple similar to other consolidators while also allocating its cash flow towards acquisitions with high returns

Year Three Valuation With M&A	
Year Three Organic EBITDA	$249.3
Plus: EBITDA from M&A	107.4
Pro Forma EBITDA With M&A	356.7
Forward EBITDA Multiple	11.0x
Enterprise Value	3,923.7
Less: Net Debt & Restructuring	(38.7)
Equity Value	3,885.1
Per Share Equity Value	**$80.12**
% upside from today's price	**120.7%**

Capital Allocation Assumptions

Target Leverage Ratio	0.0x
Cash Reinvested	644.3
Target EV / Pro Forma EBITDA	6.0x
Run-Rate EBITDA Acquired	107.4
Implied ROI (EBITDA / Investment)	16.7%
Cash Restructuring Charges	38.7

We believe managing the business to maximize cash flow while compounding it at high rates of return through a targeted M&A program could create tremendous value for shareholders with substantially less risk than the current strategy

Praesidium's Objectives to Help Drive Shareholder Value at Progress

▸ Praesidium has put forth a plan to Progress's Board that would help transform the business into an efficient software consolidator

Unfortunately, Praesidium's attempts to engage constructively with the Board regarding its ideas for driving shareholder value have proven futile – as such, we are publicly advocating for the following actions:

1) Jack Egan agrees to resign immediately as Chairman of the Board

2) Immediately cease the current acquisition strategy directed by CEO Yogesh Gupta and the Board

3) Add five new Board members: the three we have identified in this presentation, a Praesidium representative, and an additional highly-qualified individual to be identified by Praesidium shortly

4) Immediately engage with Praesidium on ways to initiate a formal process to reset the Company's failed strategy and adopt a low-risk, repeatable, and proven strategy of operating efficiently, maximizing cash flow, and focusing on return on investment

Addition of World Class Board Members to Help Drive Value

▶ Praesidium has already had discussions with three industry veterans that we believe would all be interested in joining the Board

Potential Board Members Recommended by Praesidium:

1) **John Shackleton**: spent 14 years at Open Text as both President & CEO, deploying over $1.2 billion on M&A during his time as CEO
2) **Mark Fusco**: CEO of Aspen Technology for almost nine years; drove tremendous operational efficiencies while guiding the company through a model transition
3) **Russ Stuebing**: worked closely with John Shackleton during his seven years at Open Text, executing more than 20 M&A deals with $2.5 billion of capital deployed

▶ Each potential director has experience at a core holding of Praesidium – we have intimate knowledge of each company and understand the value each director adds

Additional Board Members to Help Drive Strategic Transformation Plan



<u>John Shackleton</u>

- Former President & CEO, Open Text
- Current Chairman and CEO, SilkRoad Technology

Mr. Shackleton has over 30 years of experience in the software industry. Mr. Shackleton spent 14 years at Open Text, first as President before becoming CEO in July 2005. While at Open Text, Mr. Shackleton played an integral role in developing the company's robust M&A model, creating a culture of operational efficiency. During his tenure as CEO, Open Text completed 17 acquisitions for $1.25 billion. Currently, Mr. Shackleton is CEO of SilkRoad Technology, a provider of talent management software.

	During Tenure as Open Text CEO		
	When Appointed CEO	*When Stepped Down*	*IRR*
Share Price	$3.54	$12.79	**22%**
Operating Margin	12.5%	27.1%	
Free Cash Flow	$39.4 million	$185.6 million	

Additional Board Members to Help Drive Strategic Transformation Plan



Mark Fusco

- Former President & CEO, Aspen Technology
- Current Board member: Viewpoint, Black Duck Software, and Dyn

Mr. Fusco has over two decades of experience in the software space, most recently as CEO of Aspen Technology from January 2005 until September 2013. During his time as CEO of Aspen, Mr. Fusco engineered a dramatic turnaround of the company, taking a historically mismanaged business with little control over costs and driving dramatic efficiencies throughout the organization. Mr. Fusco also guided Aspen through a business model transition, from an upfront license business to a token-based business model. Mr. Fusco has earned a tremendous amount of respect in the investment community through his history of driving exceptional operational execution.

	During Tenure as Aspen CEO		
	When Appointed CEO	When Stepped Down	IRR
Share Price	$6.11	$34.55	22%
Operating Margin	3%	37% *	
Free Cash Flow	$30 million	$141 million	* Note: adjusted for model transition

Additional Board Members to Help Drive Strategic Transformation Plan



Russ Stuebing

- Former VP of Corporate Development, Open Text
- Former VP of Corporate Development, Equifax

Mr. Stuebing has nearly a decade in technology corporate development, including over seven years as VP of Corporate Development at Open Text. During Mr. Stuebing's time at Open Text, the company deployed $2.5 billion of capital on more than 20 acquisitions, including GXS, Open Text's largest acquisition at $1.1 billion. Mr. Stuebing worked closely with CEO John Shackleton to drive Open Text's integration strategy. Prior to becoming VP of Corporate Development, Mr. Stuebing spent eight years as a Direct of Financial Planning & Analysis at Open Text. Since leaving Open Text, Mr. Stuebing has also spent time in corporate development at Equifax.

	During Tenure in Open Text CorpDev		
	When Started as VP	*When Left Open Text*	*IRR*
Share Price	$8.03	$22.38	**18%**
Free Cash Flow	$159.1 million	$413.2 million	